As filed with the Securities and Exchange Commission on April 7, 2009

Registration No. 333-153223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 1
to
Form F-1
on
FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SAMSON OIL & GAS LIMITED
(Exact name of Registrant as specified in its charter)

Western Australia	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Level 36, Exchange Plaza 2 The Esplanade Perth, Western Australia 6000 618 9320 9830
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Terence M. Barr 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 303-295-0344
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.      ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and neither Samson Oil & Gas Limited nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion
April 7, 2009

32,314,460 Ordinary Shares
represented by up to
1,615,723 American Depositary Shares

The 32,314,460 of our no par value ordinary shares (the “Ordinary Shares”) offered hereby may be sold from time to time by or for the account of the selling shareholders identified in this prospectus. See “Selling Shareholders.” The Ordinary Shares may be represented by American Depositary Shares (“ADSs”), sold in the form of American Depositary Receipts (“ADRs”). Each ADS represents twenty (20) of our Ordinary Shares.  See “Description of American Depositary Shares.” The price at which the selling shareholders may sell the Ordinary Shares or ADSs will be determined by the prevailing market price for such shares, in negotiated transactions or otherwise as set forth herein. See “Plan of Distribution.” Samson Oil & Gas Limited will not receive any proceeds from the sale of the shares by the selling shareholders.

In this prospectus we use the terms US$ and A$, referring to U.S. dollars and Australian dollars, respectively.

Our ADRs are listed on the NYSE Amex under the symbol “SSN” and our Ordinary Shares are listed on the Australian Securities Exchange under the symbol “SSN.” On April 6, 2009, the closing price of our ADRs on the NYSE Amex was US$0.44 and the closing price of our Ordinary Shares on the ASX was A$0.03.

Investing in our securities involves risk. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information.

The date of this prospectus is _____________________, 2009.

TABLE OF CONTENT
Page

PROSPECTUS SUMMARY	1
DOCUMENTS INCORPORATED BY REFERENCE	2
WHERE YOU CAN FIND MORE INFORMATION	2
RISK FACTORS	3
FORWARD LOOKING STATEMENTS	14
THE OFFERING	15
USE OF PROCEEDS	15
SELLING SHAREHOLDERS	16
CAPITALIZATION	17
OUR BUSINESS	18
OUR PROPERTIES	19
MARKET INFORMATION	22
PLAN OF DISTRIBUTION	24
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	25
DESCRIPTION OF ORDINARY SHARES	31
MATERIAL TAXATION CONSIDERATIONS	35
LEGAL MATTERS	41
EXPERTS	41
LIMITATION OF LIABILITY AND INDEMNIFICATION	41

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our ADSs or Ordinary Shares, you should read this prospectus carefully in its entirety, especially the risks of investing in our ADSs or Ordinary Shares, which are under the heading “Risk Factors,” and our financial statements and related notes, which are incorporated by reference herein.

Our Business

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia.  Our principal business is the exploration and development of oil and natural gas properties in the United States, currently focused on the Rocky Mountain region. Currently, we have four material oil and gas properties, all of which are producing. We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold.

In early 2005, Samson entered the United States oil and gas market by the acquisition of a control position in Kestrel Energy Inc., a Colorado corporation (“Kestrel”), and increased its holdings from 78.8% of Kestrel’s outstanding shares at June 30, 2005 to 93.7% at June 30, 2006. The Kestrel acquisition signaled a change in our business strategy, whereupon we moved from holding investments in resources companies to active oil and gas exploration, production and development in the United States.

Kestrel’s assets were composed of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon, and 1,280 acres in the Amber Field in Grady County, Oklahoma. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson’s other wholly-owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage for 12,500 acres in the Look Out Wash Field.

Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618-9220-9830. Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is +1 303-295-0344. Our web site is http://www.samsonoilandgas.com.

Recent Developments

On March 13, 2009, we entered into an agreement with Macquarie Bank Limited (“Macquarie”) for them to acquire Ordinary Shares of the Company in exchange for cancelling the previously issued options associated with the credit facility with Macquarie.  After issuance of all shares by November 30, 2009, Macquarie will own approximately 15% of our outstanding Ordinary Shares.

In connection with the waiver in respect of our covenant violation under the Macquarie credit facility, granted March 25, 2009, we entered into a series of hedging arrangements.  With respect to our natural gas production, we have entered into fixed forward swaps indexed at the Colorado Interstate Gas (“CIG”) price point.  The contracts cover approximately 40% of our current and anticipated future natural gas production through December 2010 at prices ranging from US$2.83 to US$4.898 per mmbtu.We have also entered into fixed forward swaps with respect to natural gas production, at Henry Hub price points, covering approximately 40% of our anticipated natural gas production and at prices ranging from US$4.06 to US$5.62 per mmbtu.  With respect to our oil production, we have entered into ratio collars, at West Texas Intermediate (“WTI”) price points.  These contracts cover approximately 40% of our anticipated oil production from April 2009 to December 2010 with pricing from $46.00 to $62.00 a barrel.

The Offering

We are registering an aggregate of 32,314,460 Ordinary Shares, including 17,479,077 Ordinary Shares issuable upon the exercise of outstanding options and warrants, which may be represented by up to 1,615,723 ADSs, to be offered for sale by or for the account of the selling shareholders named in this prospectus. See “Selling Shareholders.” Each ADS represents twenty (20) of our Ordinary Shares, no par value per share.

The ADSs evidenced by American Depositary Receipts (“ADRs”), which are listed on the NYSE Amex under the symbol “SSN”. The Bank of New York Mellon, acting as depositary, holds the Ordinary Shares underlying the ADSs. We are party to a deposit agreement with the Bank of New York Mellon, which is filed as an exhibit to the Registration Statement that includes this prospectus.

The selling shareholders acquired or will acquire the Ordinary Shares offered hereby, including pursuant to the exercise of outstanding options and warrants to purchase Ordinary Shares, from the Company in transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D promulgated thereunder.

Use of Proceeds

The proceeds from the sale of the Ordinary Shares or ADSs offered by or for the account of the selling shareholders named in this prospectus will go to the selling shareholders. We will not receive any proceeds from the resale of the offered shares by the selling shareholders.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus.  Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.  We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) Our Annual Report on Form 20-F, excluding Item 17;

(2) Our Current Reports on Form 6-K filed January 30, 2009, March 17, 2009, March 31, 2009 and April 6, 2009 (containing a re-issued audit report and financial statements for the year ended June 30, 2008); and

(3) The description of our capital stock contained in our Registration Statement on Form 20-F, filed July 6, 2007.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein.  You should direct any requests for documents to:

Samson Oil & Gas Limited
Suite 210
1726 Cole Blvd
Lakewood, CO 80401
Attn: Chief Financial Officer
Tel: 303-295-0344

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents.  Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you.  You should refer to the copy of such contract or other document filed as an exhibit to our filings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and, in accordance therewith, file reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from June 30, the end of our fiscal year. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our securities. The occurrence of any of the following risks could materially harm our business, financial condition, results of operations or cash flows. In any such case, the trading price of our securities could decline, and you could lose all or part of your investment. When determining whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus, including our consolidated financial statements and the related notes.

Risks Related To Our Business and Industry.

Oil and natural gas prices are extremely volatile, and a decrease could adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend principally upon the market prices of oil and natural gas, which fluctuate widely.  Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. For example, if the price of oil and natural gas were to have been 10% lower in the years ended June 30, 2008 and 2007, the net loss reported by the Company would have increased by 29.45% and 40.61% respectively.

Factors that can cause market prices of oil and natural gas to fluctuate include:

•	national and international financial market conditions;
•	uncertainty in capital and commodities markets;
•	the level of consumer product demand;
•	weather conditions;
•	U.S. and foreign governmental regulations;
•	the price and availability of alternative fuels;
•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;
•	the foreign supply of oil and natural gas; and
•	the price of oil and gas imports, consumer preferences; and
•	overall U.S. and foreign economic conditions.

We are not able to predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price. The expansion of the gas supply from competitors in the Rocky Mountain region has resulted in a lower gas price being received in that region compared to the balance of the mainland United States. Historically, gas originating in the Rockies has traded at a 15 to 20% discount to the NYMEX market. The historical discount expanded as much as a 50% during the summer of 2008 as a result of maintenance performed on the Rockies Express natural gas pipeline (“REX”), which had the immediate effect of creating a surplus of gas from the areas to the south and west of Wyoming (where the majority of our producing properties are located), to the price points in and around Cheyenne in the eastern part of Wyoming.  On the other hand, the ongoing extension of the REX from Audrain County, Missouri to Monroe County, Ohio, currently projected to be fully operational by fall of 2009, is expected to increase the demand for natural gas from the Rocky Mountains as it becomes available to users in the eastern half of the United States for the first time.  While such increased demand would normally be expected to increase the prices received for such gas, other factors, such as the sharp downturn in worldwide economic activity over the past several months, may dampen or even reverse any such positive impact on prices.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically.  Such a reduction may result in substantial downward adjustments to our estimated proved reserves and require write-downs of our properties.  If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non-cash charge to earnings.  International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field-by-field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows.  We were required to recognize impairment charges at December 31, 2008 of US$20,699,022 based primarily on the deterioration of oil and natural gas prices.  If current prices and conditions continue or worsen, we may incur substantial additional impairment charges in the future, which could have a material adverse effect on our results of operations.

The worldwide crisis in credit and financial markets may affect our ability to obtain additional funding on acceptable terms.

While the recent turmoil in the global financial system has not affected our relationship with our primary lender, we may face challenges in the future if conditions in the financial markets do not improve.  We will require additional capital to develop our undrilled acreage, however, financing may not be available to us for such activity.  We do not have any additional availability under our existing credit facility.  If other funding is not available, or is available only on unfavorable terms, we may be unable to implement our drilling plans, make capital expenditures, or take advantage of future business opportunities.  Such a curtailment of our exploration activities and operations would have an adverse effect on our revenues and results of operations.

Reserve estimates are imprecise and subject to revision.

Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data.  There are uncertainties inherent in the manner of producing, and the interpretation of, this data as well as in the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	The quality and quantity of available data;
•	The interpretation of that data;
•	The ability of the Company to access the capital required to develop proved undeveloped locations;
•	The accuracy of various mandated economic assumptions; and
•	The judgment of the engineers preparing the estimate.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will likely vary from our estimates. Any significant variance could materially affect the quantities and value of our reserves.  Our reserves may also be susceptible to drainage by operators on adjacent properties.  We are required to adjust our estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices.

Investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties.  The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, even though actual future prices and costs may be materially higher or lower.  Factors that will affect actual future net cash flows include:

•	the amount and timing of actual production;
•	the price for which that oil and gas production can be sold;
•	supply and demand for oil and natural gas;
•	curtailments or increases in consumption by natural gas and oil purchasers; and
•	changes in government regulations or taxation.

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a write-down of our oil and gas properties, as occurred at December 31, 2008.

We operate only a small percentage of our proved properties.

The business activities at all of our material producing properties are conducted through joint operating agreements under which we own partial non-operating interests in the properties.  As a result, we do not have control over normal operating procedures, expenditures, or future development of those properties, including our Jonah Field, Look Out Wash, North Stockyard and State GC properties.  Consequently, the operating results with respect to those properties are beyond our control.  The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues.  In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, the participation of other owners in drilling wells, and the appropriate use of technology.  Since we do not have a majority interest in most of these properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of these projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics.  Our reserves will decline significantly as production occurs unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities.  Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and in developing existing proved reserves.

To the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. We are currently constrained in our ability to raise additional capital by our US$21 million credit facility with Macquarie Bank Limited (“Macquarie”), which provides Macquarie with a first priority security interest over all of our oil and gas assets. As such, we must obtain Macquarie’s consent prior to the sale or other deposition of any existing assets or the acquisition of any new assets if the acquisition would involve the incurrence of additional debt.

Forward sales and hedging transactions may limit our potential gains or expose us to losses.

To manage our exposure to price risks in the marketing of our natural gas and as required by Macquarie under the Loan Facility (as defined below), we have entered into hedging arrangements for a portion of our oil and natural gas production.  As of March 31, 2009, we have fixed price forward swaps and ratio collars in place with respect to our 2009 and 2010 production.

Our hedging transactions expose us to certain risks and financial losses, including, among others:

•	the risk that we may be limited in receiving the full benefit of increases in oil and natural gas prices as a result of these transactions;

•	the risk that we may hedge too much or too little production depending on how oil and natural gas prices fluctuate in the future;

•	the risk that there is a change to the expected differential between the underlying price and the actual price received; and

•	the risk that a counterparty to a hedging arrangement may default on its obligation to us.

Our hedging transactions will impact our earnings in various ways.  Due to the volatility of oil and natural gas prices, we may be required to recognize mark-to-market gains and losses on derivative instruments as the estimated fair value of our commodity price derivative instruments is subject to significant fluctuations from period to period.  The amount of any actual gains or losses recognized will likely differ from our period to period estimates and will be a function of the actual price of the commodities on the settlement date of the derivative instrument.  We expect that commodity prices will continue to fluctuate in the future and, as a result, our periodic financial results will continue to be subject to fluctuations related to our derivative instruments.

Our credit facility imposes restrictions on us that may affect our ability to successfully operate our business.

On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to issue senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields.  At the end of February 2009, Samson USA has repaid US$4 million of the outstanding principal amount, which is currently approximately US$17 million.  The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company.

The Loan Facility, which was most recently amended effective September 6, 2007, contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates.  We are also required to maintain specified financial requirements, including a covenant that the ratio of the Company’s proved developed producing reserves to its outstanding debt must be no less than 1.2:1.  In addition, the Company (on a consolidated basis) is also required to maintain a current ratio greater than 1:1 and is required to maintain aged debts (greater than 90 days outstanding) of less than US$1,000,000. The debt covenants are measured quarterly.  These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.

We were in violation of the reserve to debt ratio covenant as at December 31, 2008.  On 25 March 2009, Macquarie granted us a waiver in connection to this violation. In connection with this waiver, we were required to enter into additional hedging transactions, with reference to our anticipated production of natural gas, priced at the CIG and Henry Hub price points, and with reference to our anticipated oil production, priced at WTI price points.

If we fail to meet the requirements of the Loans in the future, we may be required to seek additional waivers from Macquarie, which may not be granted at all or on acceptable terms.  If we are required to take certain action with respect to alternative financing arrangements, we may be unable to obtain such financing on terms acceptable to us.  These matters raise substantial doubt as to our ability to continue as a going concern.

Our producing properties in the Rocky Mountains are vulnerable to extreme seasonal weather, environmental regulation and production constraints.

Our operations are currently focused on the Rocky Mountain region, and our producing properties and new drilling opportunities are geographically concentrated in that area.  As a result, success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to that region.  Such conditions can include extreme seasonal weather, which could limit our ability to access our properties or otherwise delay or curtail our operations.  Also, there could be delays or interruptions of production from existing or planned new wells by significant governmental regulation, transportation capacity constraints, curtailment of production, interruption of transportation, or fluctuations in prices of oil and natural gas produced from the wells in the region.

In addition, some of the properties we intend to develop for production are located on federal lands where drilling and other related activities cannot be conducted during certain times of the year due to environmental considerations.  This could adversely affect our ability to operate in those areas and may intensify competition during certain times for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages.  These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems and the availability of interstate pipelines and processing facilities, all of which are owned by third parties. The Rocky Mountain region has seen a significant increase in drilling activity in recent years, which has resulted in, among other effects, an increasingly limited supply of drilling rigs, completion equipment and qualified personnel to provide the services necessary to drill, complete and rework new wells, as well as insufficient pipeline capacity. Moreover, the construction of the Rockies Express gas pipeline, which will eventually run from Colorado to Ohio, has resulted in a surplus of gas from the areas to the south and west of Wyoming, further limiting pipeline export capacity from the region and resulting in significant reductions in the regional gas prices. These prices have returned to more historically normal levels as the Rocky Mountain Express has extended further east.  The final eastward leg will extend an additional 638 miles from Audrain County, Missouri to the Clarington Hub in Monroe County, Ohio.  This eastward leg began partial service in December, 2008 with full service scheduled to be in effect in the fall of 2009.

The unavailability or lack of capacity of these systems and facilities, which result from factors beyond our control, could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may have their production curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities.

Petroleum exploration and development involves substantial business risks.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;
•	pressure or irregularities in formations;
•	equipment failures or accidents;
•	adverse changes in prices;
•	weather conditions;
•	ability to fund capital necessary to develop exploration properties and producing properties;
•	shortages in experienced labor; and
•	shortages or delays in the delivery of equipment.

While there can be no assurance as to the actual costs we will incur to develop our proved reserves, as of June 30, 2008, we estimate that cost at approximately US$10.1 million.  Various uncertainties may affect the accuracy of our estimate.  For example, we may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities.  Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative.  It is impossible to predict with certainty the production potential of a particular property or well.  Furthermore, a successful completion of a well does not ensure a profitable return on the investment.  A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable.  A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well.

Our industry experiences numerous operating hazards.

The exploration, development and operation of oil and gas properties involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases.  These industry operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations, any of which could result in substantial losses.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.  Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires.  We may also be subject to damage claims by other oil and gas companies.

Although our operating partners and we maintain insurance to cover our operations, some risks, such as pollution and environmental risks generally, are not fully insurable.  Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks.  If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Competition in the oil and natural gas industry is intense.

The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources.  Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis.  These companies may be able to pay higher prices for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit.  In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices.  Our larger competitors may also be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can.  Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, and production operations are regulated extensively at the federal, state and local levels.  Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells.  Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages.  Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject us to administrative, civil and criminal penalties.  Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

The environmental laws and regulations to which we are subject:

•	require applying for and receiving a permit before drilling commences;
•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; and
•	impose substantial liabilities for pollution resulting from our operations.

We may be required to prepare an environmental impact statement (“EIS”) in order to obtain the permits necessary to proceed with the development of certain properties, including our Greens Canyon property.  There can be no assurance that we will obtain all necessary permits and, if obtained, that the costs associated with completing the EIS and obtaining such permits will not exceed those that had been previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could cause us to delay or abandon the further development of these properties.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition.  Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control.  Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of any such previously released materials or property contamination at such locations, in some cases regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed.

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success.  Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel.  Loss of the services of any of these people could have a material adverse effect on our operations.  We maintain a US$1,000,000 “key man” insurance policy on our Chief Executive Officer, but not on any other executive.  Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals.  Competition for these and other professionals is extremely intense.  If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Risks Related to the ADSs.

Currency fluctuations may adversely affect the price of the ADRs relative to the price of our Ordinary Shares.

The price of our Ordinary Shares is quoted in Australian dollars and the price of our ADRs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADRs and the U.S. dollar equivalent of the price of our Ordinary Shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADRs and the U.S. dollar equivalent of the price of our Ordinary Shares, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADRs could decline, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADRs will receive from the depositary (as defined below in “Description of American Depositary Shares”).

We may be or become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our securities.

Potential investors in our securities should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we believe were not a PFIC for the 2008 fiscal year and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control and may be subject to uncertainties, and we cannot assure you that we have not been or will not be a PFIC. We undertake no obligation to advise investors in our securities as to our PFIC status for any year.

If we are a PFIC for any year, any holder of our Ordinary Shares, ADRs, options, warrants or convertible debt who is a U.S. person for U.S. federal income tax purposes (”U.S. Holder”) and whose holding period for those securities includes any portion of a year in which we are a PFIC generally will be subject to a special adverse tax regime imposed on “excess distributions” of a PFIC, whether or not we are a PFIC in the year an excess distribution is made or received. Excess distributions include certain distributions received on shares in a PFIC in a taxable year. Gains recognized by a U.S. Holder on a sale or other transfer of our Ordinary Shares, ADRs, options, warrants or convertible debt (including certain transfers that would otherwise be tax free) will also generally be taxed as an excess distribution.  Under the PFIC rules, excess distributions would be allocated ratably to a U.S. Holder’s holding period.  For this purpose, the holding period of our Ordinary Shares or ADRs acquired through either an exercise of warrants or options or a conversion of convertible debt would include the holder’s holding period in those warrants, options, or convertible debt.

           The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year would be includible by the investor as ordinary income in the current year.  The portion of any excess distributions allocated to prior years would be taxed to the investor at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In certain cases, elections may be made to mitigate the adverse tax rules that apply to PFICs (the so-called “mark-to-market” and “qualifying electing fund” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  These elections are not available to U.S. Holders with respect to warrants, options or convertible debt.  We have not decided whether we will provide the U.S. Holders of our Ordinary Shares or ADRs with the annual information required to make a QEF election.

Additional adverse rules will apply to U.S. Holders of our securities for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC.  Special adverse rules that impact certain estate planning goals could apply to our equity securities if we are a PFIC.

For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below in “Material Taxation Considerations.”

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders which are described below in “Description of Ordinary Shares.” The depositary will be the holder of the Ordinary Shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. For a description of ADR holder rights, see “Description of American Depositary Shares.”

Our ADR holders do not have the right to receive notices of general meetings or to attend and vote at our general meetings of shareholders. Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depository to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or to exercise their right to vote unless they withdraw the Ordinary Shares. Moreover, our ADR holders may not know about the meeting enough in advance to withdraw the shares. If we do ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practicable, subject to Australian law and the provisions of the depositary agreement, to vote the Ordinary Shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights. See the risk factor “Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested” in this section “Risk Factors.”

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Dividends and other distributions payable to our shareholders with respect to our Ordinary Shares generally will be payable directly to them. Any dividends or distributions payable with respect to Ordinary Shares held as ADRs will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of Ordinary Shares their ADRs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this section “Risk Factors.”

Our holders of ADRs may not be able to exercise voting rights or insure that their shares are voted as they request.

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. We may not be required to instruct the depository to ask for the voting instructions of our ADR holders and we may not do so voluntarily. If we do not ask for the voting instructions of our ADR holders, our ADR holders will not be able to exercise their right to vote unless they withdraw their Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the Ordinary Shares or they may be unable to withdraw their Ordinary Shares at that time because of temporary delays in the withdrawal of shares that may arise from time to time (for example, if the holder owes fees, taxes or similar charges, or if it is necessary to prohibit the withdrawal of shares in order to comply with any laws or governmental regulations). If we do ask for instructions on how the ADRs wish to vote, the depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders; however, we cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that there is a risk that our ADR holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of Ordinary Shares their ADRs represent.

In the case of a cash dividend, the depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  If it is not possible to convert any cash dividends or distribution into US$, then the deposit agreement with the depositary allows the depositary to distribute foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Risks Related to Our Shares Generally.

The prices of our Ordinary Shares and ADRs have been and will likely continue to be volatile.

The trading prices of our Ordinary Shares on the ASX and of our ADRs on the NYSE Amex have been, and likely will continue to be, volatile.  Other natural resource companies have experienced similar volatility and we expect that results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors beyond our control, could have a significant, adverse impact on the market price of our Ordinary Shares and ADRs.  Volatility creates opportunities for arbitrage trading between the ASX and U.S. markets, which may artificially inflate or deflate the price of our securities.

We do not expect to pay dividends in the foreseeable future. As a result, holders of our Ordinary Shares and ADRs must rely on appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Ordinary Shares in the foreseeable future. Accordingly, holders of our Ordinary Shares and ADRs will have to rely on capital appreciation, if any, to earn a return on their investment in our Ordinary Shares. Furthermore, we are subject to contractual restrictions on the payment of dividends under the terms of our US$21 million credit facility with Macquarie Bank Limited.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Substantially all of our directors named in this Registration Statement reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer, we are not required to provide you with the same information as an issuer organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in a United States public corporation.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

In accordance with the listing rules (“ASX Listing Rules”) of the Australian Securities Exchange (“ASX”) and the Australian Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with IFRS.  With respect to our financial reporting requirements in Australia, our annual financial statements are audited, and our semi-annual financial statements undergo a review by our independent auditors. This information, which may have an effect on the stock price of our Ordinary Shares on the ASX, and the price of our ADRs on the NYSE Amex will also be disclosed immediately in the public media and to the ASX. Other relevant information pertaining to us will also be disclosed as required by the regulations of the ASX and information dissemination requirements for listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6-K. Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation because the Form 10-Q and Form 8-K requirements are not applicable to us. We will, however, be required to file an annual report on Form 20-F, which is currently required to be filed within six months of the end of each fiscal year.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah Field, Look Out Wash Field, State GC Field and North Stockyard properties, oil and gas pipeline availability and capacity, natural gas and oil reserves and production,  the issuance of Ordinary Shares to Macquarie Bank in exchange for options cancellations, the anticipated percentage of future production which is covered by fixed forward swaps and ratio collars, our ability to and methods by which we may raise additional capital, production and future operating results.

In this Registration Statement, the use of words such as “anticipate,” “continue,” “estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. While we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. The differences between actual results and those predicted by the forward looking statements could be material. These differences may be attributed to the factors described herein under the heading “Risk Factors” starting on page 3 of this Registration Statement, or other factors not listed there. including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;
•	our entrance into transactions in derivative instruments;
•	our ability to continue as a going concern;
•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;
•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;
•	timing, amount, and marketability of production;
•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;
•	our ability to find, acquire, market, develop and produce new properties;
•	effectiveness of management strategies and decisions;
•	the strength and financial resources of our competitors;
•	climatic conditions;
•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities; and
•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

Many of these factors are beyond our ability to control or predict. Neither these factors nor those included in the “Risk Factors” section of this Registration Statement are not intended to represent a complete list of the factors that may affect us.

THE OFFERING

We are registering an aggregate of 32,314,460 Ordinary Shares, including 17,479,077 Ordinary Shares issuable upon the exercise of outstanding options and warrants, which may be represented by up to 1,615,723 ADSs, to be offered for sale by or for the account of the selling shareholders named in this prospectus. See “Selling Shareholders.”

The selling shareholders acquired or will acquire the Ordinary Shares underlying the ADSs offered hereby, including pursuant to the exercise of outstanding options and warrants to purchase Ordinary Shares, from the Company in transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D promulgated thereunder.

The selling shareholders may offer to sell the ADSs, in the form of American Depositary Receipts, being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. Our ADRs are listed on the NYSE Amex under the symbol “SSN”.

USE OF PROCEEDS

The proceeds from the sale of the Ordinary Shares or ADSs offered by or for the account of the selling shareholders named in this prospectus will go to the selling shareholders. We will not receive any proceeds from the resale of the offered shares by the Selling Shareholders. We will bear all expenses related to the registration of the ADSs being offered by or for the account of the selling shareholders.

SELLING SHAREHOLDERS

We are registering for resale Ordinary Shares, or, if the Ordinary Shares are deposited with the Bank of New York Mellon, ADSs, in the form of ADRs, that have been or will be issued or sold to the selling shareholders identified below.

The following table sets forth certain information regarding the beneficial ownership, as of March 27, 2009, of the selling shareholders. We are not aware of any unidentified selling shareholders. The information in the table below is based upon information provided to us by the selling shareholders. Except as otherwise disclosed below, the selling shareholders have no, or within the past three years have not had, any position, office or other material relationship with us. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

	Number of Shares	Shares	Beneficial Ownership ofShares After the Offering (2)
Name of Shareholder	Beneficially Owned Prior to this Offering (1)	Offered in this Offering	Number	Percentage
Madison Street Partners (3)	6,762,468	6,762,468	0	-
Roaring Fork Capital SBIC LP (4)	11,451,999	11,451,999	0	-
Terence Barr (5)	8,902,090	8,000,000	902,090	*
Robyn Lamont (6)	2,200,000	2,100,000	100,000	*
Robert Gardner (7)	2,000,000	2,000,000	0	-
David Ninke (8)	600,000	2,000,000	0	-
Total	31,916,557	32,314,467	1,002,090	*

*	Less than one percent.
(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)
For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling shareholders may have sold, transferred or otherwise disposed of all or a portion of its offered shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

(3)
Includes warrants to purchase 1,127,078 Ordinary Shares. The address of Madison Street Partners is 5613 DTC Parkway, Suite 310 Greenwood Village, Colorado 80111. Madison Street Partners participated in the capital raising completed by the Company in October 2007, taking a placement of 5,635,390 Ordinary Shares and warrants to purchase 1,127,078 Ordinary Shares at a price A$0.30 per share expiring on October 11, 2012.

(4)
Includes options to purchase 2,251,999 Ordinary Shares. The address of Roaring Fork Capital SBIC, LP is 5445 DTC Parkway, Penthouse 4, Greenwood Village, CO 80111. Roaring Fork participated in the capital raising completed by the Company in October 2007 taking a placement of 11,259,993 and options to purchase 2,251,999 Ordinary Shares at a price of A$0.30 per share, expiring on October 11, 2012.

(5)
Includes options to purchase 4,000,000 Ordinary Shares exercisable at a price of A$0.25 per share and expire on December 31, 2009 and 4,000,000 Ordinary Shares exercisable at a price of A$0.45 per share, expiring on May 31, 2011. The options were granted to Mr. Barr as compensation for services rendered, in accordance with the rules of the Australian Securities Exchange.

(6)
Includes options to purchase 100,000 Ordinary Shares exercisable at a price of A$0.25 per share and expire on December 31, 2009 and 2,000,000 Ordinary Shares exercisable at a price of A$0.30 per share, expiring on October 10, 2012. The options were granted to Ms. Lamont as compensation for services rendered, in accordance with the rules of the Australian Securities Exchange.

(7)
Includes options to purchase 2,000,000 Ordinary Shares exercisable at a price of A$0.30 per share, expiring on October 10, 2012. These options were granted to Mr. Gardner pursuant to the terms of an Employment Agreement, dated as of October 1, 2007, with the Company’s wholly-owned subsidiary, Samson Oil and Gas USA, Inc.

(8)
Includes options to purchase 2,000,000 Ordinary Shares exercisable at a price of A$0.25 per share expiring on April 1, 2013. These options were granted to Mr. Ninke pursuant to the terms of an Employment Agreement, dated as of April 1, 2008, with the Company’s wholly-owned subsidiary, Samson Oil and Gas USA, Inc. 600,000 options vested at grant date, 600,000 will vest after twelve months of service and the remaining 800,000 will vest after twenty four months of service.

CAPITALIZATION

The following table sets forth our capitalization and indebtedness at December 31, 2008 in US Dollars.

As of December 31, 2008
US$
(unaudited)
Indebtedness:
Secured interest bearing liabilities (i)	13,444,399
Total Indebtedness	13,444,399
Shareholders’ equity:
Share capital	55,511,344
Reserves	958,188
Accumulated Losses	(46,767,724)
Net shareholders’ equity	9,701,808

(i)	This debt is held by Samson Oil and Gas USA, Inc, a 100% owned subsidiary of the Company. The debt is guaranteed by the Company.

OUR BUSINESS

History and Development of the Company. Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia. Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is +618-9220-9830. Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is +1 303-295-0344. Our web site is http://www.samsonoilandgas.com.

The Company was initially listed on the ASX on April 17, 1980 using the name “Samson Exploration NL.” On January 12, 2005 it changed its name to Samson Oil and Gas NL. On February 10, 2006, it changed its name again to Samson Oil and Gas Limited.

In early 2005, Samson entered the United States oil and gas market by the acquisition of a control position in Kestrel Energy Inc., a Colorado corporation (“Kestrel”), and increased its holdings from 78.8% of Kestrel’s outstanding shares at June 30, 2005 to 93.7% at June 30, 2006. Kestrel’s assets were composed of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon and 6,000 acres in the Amber Field in Grady County, Oklahoma. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson’s other wholly-owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

The Kestrel acquisition signaled a change in our business strategy, whereupon we moved from holding investments in resources companies to active oil and gas exploration, production and development in the United States.

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage for 12,500 acres in the Look Out Wash Field.

Recent Developments

On March 13, 2009, we entered into an agreement with Macquarie Bank Limited (“Macquarie”) for them to acquire a substantial shareholding in the company in exchange for cancelling the previously issued options associated with the Loan Facility.  On March 16, 2009, 29.3 million Ordinary Shares were issued to Macquarie, and we have agreed to issue 2 million additional Ordinary Shares on or before July 1, 2009 and 5.5 million additional Ordinary Shares are to be issued on or before November 30, 2009.  After issuance of all shares, Macquarie will own approximately 15% of our outstanding Ordinary Shares (based on the number of shares outstanding as of March 16, 2009).

In connection with the waiver in respect of our covenant violation under the Macquarie credit facility, granted March 25, 2009, we entered into a series of hedging arrangements.  With respect to our natural gas production, we have entered into fixed forward swaps indexed at the Colorado Interstate Gas (“CIG”) price point.  The contracts cover approximately 40% of our current and anticipated future natural gas production through December 2010 at prices ranging from US$2.83 to US$4.898 per mmbtu.We have also entered into fixed forward swaps with respect to natural gas production, at Henry Hub price points, covering approximately 40% of our anticipated natural gas production and at prices ranging from US$4.06 to US$5.62 per mmbtu.  With respect to our oil production, we have entered into ratio collars, at West Texas Intermediate price points.  These contracts cover approximately 40% of our anticipated oil production from April 2009 to December 2010 with pricing from $46.00 to $62.00 a barrel.

Nature of Operations. Our principal business is the exploration and development of oil and natural gas properties in the United States, primarily focused on the Rocky Mountain region. Currently, we have four material oil and gas properties, all of which are producing. We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold. The following table sets forth a summary of certain information about our material properties. For a detailed description of each property, please see “Our Properties.”

	Proved Reserves at June 30, 2008		Working
Property and Location	Oil bbls	Gas mmcf	Interest (%)
Jonah Field, Green River Basin, Wyoming	33,300	6,682	21
Look Out Wash Field, Green River Basin, Wyoming	25,100	5,631	18.2
State GC Oil and Gas Field, New Mexico	118,800	132	37
North Stockyard, Williston Basin, North Dakota	137,000	121	34.5

Each of the properties listed above is operated by a third party operator who conducts all activities at these properties pursuant to the terms of joint operating agreements. Consequently, operating results with respect to those properties are beyond our control.

In addition to the material properties listed above, we are undertaking development activities at certain other properties, many of which are 100% owned by the Company. We also intend to continue to pursue the acquisition of oil and gas properties and pursue strategic opportunities in our industry. For a more detailed description of each property, please see the section entitled “Our Properties” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.

OUR PROPERTIES

Jonah Field, Wyoming

Samson 21% Working Interest

The Jonah Field is located in the northern part of the Green River Basin in southwestern Wyoming. It is one of the largest discoveries in recent decades in the continental United States, having produced in excess of 1.5 trillion cubic feet of gas since commencing production in 1992. The field produces from a series of stacked reservoirs within the Mesaverde and Lance formations. The field is wedge shaped and trapped between two faults.

Development of this field, which is currently operated by Omnimex Resources, Inc, has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is approximately 20 acres. In late 2006, approval was granted for developing the field on 10 acre spacing, which could result in 5 or 6 development wells being drilled in the Company’s acreage.

At June 30, 2008, the Jonah Field had proved reserves of 33,700 bbls and 6,682 MMCF.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage.

This field produces principally from the Almond Bar, which is a stratigraphically bound trap. Several formations above and below this main target are gas productive including:

•
The Almond Fluvial formation, an interbedded sand shale and coal bed sequence, has until recently been considered a secondary target. This formation is now being included in completions and has added incremental flow rate and reserves on the Almond Bar which is the primary target in the field.

•
The Lewis Shale formation is the seal to the Almond Bar and regularly returns very large gas shows while being drilled. With the emergence of shale gas plays in the United States, this formation will be a candidate for future evaluation.

•
The Lance formation is productive within the field and as it sits above the primary zone within the Almond, which   is behind pipe. The formation is gas saturated and will be exploited in the existing wells when the primary completed intervals are depleted.

•
The Ericson formation is intersected below the primary target and has been drilled only once in the field, but has returned both gas shows and flows in the immediate area. The formation is not normally drilled in the current development phase but the existing wells have been engineered such that they can be extended into this formation in the future.

At June 30, 2008, the Look Out Wash Field had net proved reserves of 25,100 bbls and 5,631 MMCF.

State GC Oil and Gas Field, New Mexico

Samson 37.0% Working Interest

The State GC oil and gas field, located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has two wells, the State GC #1 and State GC#2.  State GC #1 has produced 460,000 barrels (bbls) of oil and 0.7 BCF of gas from the Lower Leonard formation.  The ultimate recovery is estimated at million barrels of oil and 0.9 BCF natural gas. This well currently produces an average of 50 barrels of oil per day.  Samson has a 37% working interest in the State GC#1 which is operated by Penroc Oil Corporation.

The State GC #2 well was drilled and logged in April 2008.  Currently this well has tested at 20 barrels of oil and 75 mcf per day.  Further completion operations are underway with the intent to tap into an additional hydrocarbon bearing reservoir to increase production in this well.  The results of these operations have shown no marked increase in production from the Leonard interval.  As at the date of this report, well performance is being monitored before the remaining Bone Spring interval is completed such that additional completion activities are fully optimized.  Samson has a 37% working interest in the State GC#2, which is operated by Penroc Oil Corporation.

At June 30, 2008, the State GC field had net proved reserves of 118,800 barrels of oil and 132 MMCF of gas.

North Stockyard Project –Williston Basin, North Dakota

Samson 34.5% Working Interest

In December 2006, Samson acquired a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota.

The prospect has the ability to deliver 5 Bakken drilling locations with each well being drilled as a horizontal intersection, which is common in the Leonard #1-23 discovery well.  Each well in the program will be dependent on the successful completion of the initial and subsequent wells.

The Harstad #1-15H well had an acid fracture stimulation undertaken in February 2008, which increased the production rate of this well from 60 BOPD to an average of 120 BOPD for the first two months after the frac.  Production has gradually decreased after this initial two month period consistent with the Company’s production forecast and is currently at 60 BOPD.

The Leonard #1-23H well spudded on October 12, 2008 and has a surface location adjacent to the producing Harstad #1-15H well. The Leonard #1-23H well was drilled vertically to the Bluell at 10,137’ but the section did not exhibit sufficient porosity to justify the planned horizontal section. The joint venture elected to deepen the well and drill a horizontal lateral into the middle Bakken Formation, which has been proven to be productive in the region.

The Leonard #1-23H well was stimulated and initial flow back rates of around 820 BOPD where recorded. The well continues to flow un-assisted up seven- inch casing at variable rates. The operator intends to drill out the constraining packer seats and to run a string of tubing and a pump, which will establish a stable rate.

The well result is, however, encouraging and five additional proved undeveloped locations have been defined. These locations are expected to be drilled during the course of 2009.

The Bakken Formation gained significant prominence after the United States Geological Survey (USGS) published an estimate in April 2008 stating that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS has determined that the Bakken Formation represents a “continuous” oil accumulation and that advances in completion technology have increased by 25 times the estimated recovery potential since the 1995 USGS study.

While the original objective of the Leonard #1-23H well was access to the Bluell Formation, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, maintaining an average 31% equity interest in the Bakken Formation for the balance of the acreage.  Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure while retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

At June 30, 2008, the North Stockyard field had net proved reserves of 137,000 barrels of oil and 121 MMCF of gas.

Oil and Gas Production Information

During the six months ended December 31, 2008, we produced 12,122 barrels of oil and 359,459 mcf of gas.  During the years ended June 30, 2008, 2007 and 2006, we produced 27,173, 33,953 and 18,034 barrels of oil, respectively.  During the years ended June 30, 2008, 2007 and 2006, we produced 730,415, 1,291,188 and 462,363 mcf of gas, respectively.

MARKET INFORMATION

Our ADRs are listed on the NYSE Amex (the “Amex”), and our Ordinary Shares are listed on the ASX, each trading under the symbol “SSN”.

Price History of the American Depositary Shares. Our American Depositary Receipts (“ADRs”), which evidence ADSs, each representing twenty (20) Ordinary Shares, were listed on the NYSE Amex (“Amex”) beginning on January 7, 2008. As of March 27, 2009, 5,377,620 ADSs were outstanding, and we had approximately 2,094 ADR holders of record. The following tables set forth, for the periods indicated, the highest and lowest market closing prices for the ADRs reported on Amex, and its predecessor, the American Stock Exchange. On April 6, 2009, the closing price of our ADRs on the Amex was US$0.44.

Annual High and Low Market Closing Price of ADRs on the Amex

Fiscal Year Ended	High	Low
June 30, 2008	US$ 10.76	US$ 2.35

Quarterly High and Low Market Closing Price of ADRs on the Amex

Quarter Ended	High	Low
March 31, 2009	US$ 0.74	US$ 0.30
December 31, 2008	US$ 1.30	US$ 0.37
September 30, 2008	US$ 3.49	US$ 1.02
June 30, 2008	US$ 6.51	US$ 2.70
March 31, 2008	US$ 10.76	US$ 2.35

Monthly High and Low Market Closing Price of ADRs for the most recent six months on the Amex

Month Ended	High	Low
March 31, 2009	US$ 0.56	US$ 0.30
February 28, 2009	US$ 0.72	US$ 0.36
January 31, 2009	US$ 0.74	US$ 0.42
December 31, 2008	US$ 0.50	US$ 0.37
November 30, 2008	US$ 0.82	US$ 0.47
October 31, 2008	US$ 1.30	US$ 0.62

Price History of the Ordinary Shares. Our Ordinary Shares were listed on the Australian Securities Exchange Ltd. (the “ASX”) beginning on April 17, 1980. As of March 31, 2009, 283,394,216 Ordinary Shares were outstanding, and we had approximately 2,163 shareholders of record. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX. On April 6, 2009, the closing price of our Ordinary Shares on the ASX was A$0.03.

Annual High and Low Market Closing Price of Ordinary Shares for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High	Low
June 30, 2008	A$ 0.28	A$ 0.11
June 30, 2007	A$ 0.38	A$ 0.19
June 30, 2006	A$ 0.53	A$ 0.28
June 30, 2005	A$ 0.45	A$ 0.12
June 30, 2004	A$ 0.25	A$ 0.07

Quarterly High and Low Market Closing Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High	Low
March 31, 2009	A$ 0.04	A$ 0.02
December 31, 2008	A$ 0.08	A$ 0.01
September 30, 2008	A$ 0.19	A$ 0.08
June 30, 2008	A$ 0.28	A$ 0.12
March 31, 2008	A$ 0.23	A$ 0.11
December 31, 2007	A$ 0.23	A$ 0.16
September 30, 2007	A$ 0.25	A$ 0.18
June 30, 2007	A$ 0.22	A$ 0.19
March 31, 2007	A$ 0.31	A$ 0.22
December 31, 2006	A$ 0.33	A$ 0.27
September 30, 2006	A$ 0.38	A$ 0.27

Monthly High and Low Market Closing Price for the Most Recent Six Months on the ASX

Month Ended	High	Low
March 31, 2009	A$ 0.04	A$ 0.02
February 28, 2009	A$ 0.03	A$ 0.02
January 31, 2009	A$ 0.04	A$ 0.03
December 31, 2008	A$ 0.03	A$ 0.02
November 30, 2008	A$ 0.04	A$ 0.01
October 31, 2008	A$ 0.08	A$ 0.04

PLAN OF DISTRIBUTION

The selling shareholders and their successors, including transferees, pledgees or donees or their successors, may sell the Ordinary Shares, or, if the Ordinary Shares are deposited with the Bank of New York Mellon, ADSs, in the form of ADRs, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•
transactions on any foreign or national securities exchange or U.S. inter-dealer system of a registered national securities association on which the securities may be listed or quoted at the time of sale;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	in an underwritten public offering; or

•	through a combination of any of the above transactions.

The selling shareholders and their successors, including transferees, pledgees or donees or their successors, may sell the Ordinary Shares, or, if the Ordinary Shares are deposited with the Bank of New York Mellon, ADSs, in the form of ADRs, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents 20 Ordinary Shares (or a right to receive 20 Ordinary Shares) deposited with Bank of New York Mellon, each as the custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution. If our ADSs are held directly, the holder of the ADS is an ADR holder. This description assumes our ADSs are held directly. If our ADSs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs will have certain rights. A deposit agreement among us, the depositary and our ADR holders sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. We will not treat our ADR holders as shareholders, and our ADR holders will not have shareholder rights. Australian law governs shareholder rights. (For a description of our shareholders’ rights, see “Description of Ordinary Shares”). The depositary will be the holder of the shares underlying our ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, our ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will our ADR holders receive dividends and other distributions on the Ordinary Shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Material Taxation Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act. If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay. The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, our ADR holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADRs issued?

The depositary will deliver ADRs if Ordinary Shares or evidence of rights to receive Ordinary Shares are deposited with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADRs at its office to the persons requested.

How do ADR holders cancel ADRs and obtain Ordinary Shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian. Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADRs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct. The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars
• Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Persons depositing shares or ADR holders must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to our ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying new deposited securities.

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination. The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
•	are not liable if either of us exercises discretion permitted under the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;
•
are not liable for any action or non action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information;

•	are not liable for any acts or omissions made by a successor depositary; and
•	are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Ordinary Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;
•	delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and
•	compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When ADR holders seeking to withdraw Ordinary Shares owe money to pay fees, taxes and similar charges.
•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying Ordinary Shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection Rights of ADR Holders

The depositary will make available for inspection by holders of ADRs at its Corporate Trust Office any reports, notices and other communications, including any proxy soliciting material, received from the Company which are received by the depositary as the holder of the underlying Ordinary Shares and made generally available to the holders of Ordinary Shares by the Company. The depositary will keep books, at its Corporate Trust Office, for the registration of ADRs and transfers of ADRs which shall at all reasonable times be open for inspection by the ADR holders, provided that such inspection shall not be for the purpose of communicating with other ADR holders for purposes other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

DESCRIPTION OF ORDINARY SHARES

At March 20, 2009, our share capital consisted of an unlimited number of Ordinary Shares, no par value per share, of which 283,394,216 were outstanding, respectively. All outstanding Ordinary Shares are fully paid.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares shall be Ordinary Shares and may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine, and either at a premium or at a discount (subject to the provisions of the Corporations Act and certain conditions set forth in our constitution). Subject to the prior approval at a general meeting and notwithstanding anything contained in our constitution, the board may allot, grant options over any shares to any person or company if such allotment would have the effect of transferring a controlling interest provided that this prohibition shall not apply in any case either where such allotment is pursuant to an offer of shares to the holders of Ordinary Shares as nearly as practicable in proportion to their respective shareholding or where such person or company is already registered as the holder of a majority of the issued shares prior to such allotments. Currently our outstanding share capital consists of only one class of Ordinary Shares.

Dividend Rights

The board may from time to time determine to pay dividends to shareholders as appear to the board to be justified by our profits. All dividends must be paid in accordance with the timetable set out in the Listing Rules. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote each shareholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, shareholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our shareholders are entitled to participate in our profits only by payment of dividends.

The board may from time to time determine to pay dividends to the shareholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides, subject to the sanction of a special resolution, that the liquidator may divide amongst the members in-kind the whole or any part of the assets, and he may determine how the division shall be carried out as between the members or different classes of members.

Redemption Provisions

There are no redemption provisions in our constitution in relation to Ordinary Shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to Ordinary Shares.

Liability for Further Capital Calls

According to our constitution, and subject to compliance with the requirements of the Corporations Act, the board may make any calls from time to time upon shareholders in respect to all monies unpaid on shares, which are not by the terms of issue of those shares made payable at fixed times. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be members present holding or representing three quarters of the issued shares of the class and that any member present holding shares of the class may demand a poll.

General Meetings of Shareholders

General meetings of shareholders may be called by the board of directors whenever it deems fit, provided that a general meeting to be called the annual general meeting must be held at least once every calendar year and held in accordance with the Corporations Act. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act also requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our shareholders is required under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally, this Act applies to acquisitions or proposed acquisitions:

•
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

•
by a non-associated foreign person which would result in foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest, or if it resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

In addition to the Foreign Acquisitions and Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Samson. However, there are no other statutory or regulatory provisions of Australian law or ASX requirements that restrict foreign ownership or control of Samson.

Ownership Threshold

There are no provisions in our constitution, which require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the ASX once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its interest in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act.

Regulation of Takeovers

We are governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:

•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;
•	that shareholders have enough information to assess the merits of a proposal; and
•
that shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the ASX Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our Ordinary Shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the ASX before we are told a person is making or proposes to make a takeover for our shares;
•	an issuance to our ordinary shareholders on a pro-rata basis;
•	an issuance made due to an exercise of rights of conversion already in existence;
•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;
•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;
•	if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.

As applied to Samson, the Corporations Act prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in Samson if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Samson is deemed to have a relevant interest in those shares. Certain situations (set out in section 609 of the Corporations Act), which would otherwise constitute the holding of a relevant interest, are excluded from the definition.

A person’s voting power in Samson is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act) holds a relevant interest.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person (whether a shareholder or not) has the right to inspect our Company registers. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our shareholders are open for inspection to our shareholders free of charge. Other corporate records, including minutes of directors meetings, financial records and other documents, are not open for inspections by shareholders, However, a shareholder may apply to a court to make an order for inspection of our books, if the applicant shareholder is acting in good faith and the inspection is made for a proper purpose.

CHESS

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House Business Rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete Company register. We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of Ordinary Shares registered in each shareholder’s name. This statement also advises shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

MATERIAL TAXATION CONSIDERATIONS

The taxation discussion set forth below describes the material Australian income tax and US federal income tax consequences of ownership of our Ordinary Shares or ADSs by a US Holder (as defined below). This discussion is based on the Australian and US tax laws currently in force at the date of this Registration Statement. The comments do not take into account or anticipate any changes in law (by legislation or judicial decision) or any changes in administrative practice or interpretation by the relevant authorities. If there is a change, including a change having a retrospective effect, the comments would have to be considered in light of the changes. This discussion does not address any tax consequences arising under the laws of any state or local jurisdiction, nor of any foreign jurisdictions other than Australia and the United States.

These comments are not exhaustive of all income tax consequences that could apply in all circumstances of any given shareholder or ADS holder. We recommend that prospective purchasers or holders of our Ordinary Shares or ADSs consult their own tax advisors regarding the Australian and US federal, state and local tax, and other tax consequences of, purchasing, holding, owning, disposing of or otherwise transferring our Ordinary Shares and ADSs in their particular circumstances. Neither the Company nor any officers accept liability or responsibility with respect of such consequences. Further, special additional rules may apply to particular Shareholders, such as insurance companies, superannuation funds and financial institutions.

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. Holder of owning our Ordinary Shares or ADSs.  This discussion is based upon the Internal Revenue Code of 1986 as amended (the “Code”), regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect and available on the date of this Annual Report, any of which may change, possibly retroactively.  Such a change could affect the continuing validity of this discussion.

For purposes of this section headed “U.S. Taxation,” the term “U.S. Holder” means a beneficial owner of Ordinary Shares or ADSs who for U.S. federal income tax purposes is:

•	a citizen or individual who is a resident of the United States for U.S. federal income tax purposes;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or,

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of such partner and the activities of the partnership.  If you are a partner in a partnership holding our Ordinary Shares or ADSs, you should consult your tax advisor(s).

This discussion assumes that you are a U.S. Holder and hold your Ordinary Shares or ADSs as capital assets within the meaning of the Code.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax–exempt organization;

•	an S-corporation or other pass–through entity;

•	an investor in an S-corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark–to–market method of accounting for your securities;

•	a holder of our Ordinary Shares or ADSs subject to the alternative minimum tax provisions of the Code;

•	a holder of our Ordinary Shares or ADSs who received our Ordinary Shares or ADSs through the exercise of employee stock options, otherwise as compensation, or through a tax–qualified retirement plan;

•	a holder who is a person that has a functional currency other than the U.S. dollar, certain expatriates, or not a U.S. Holder;

•	a holder of options granted under any benefit plan;

•	a qualified retirement plan or individual retirement account;

•	a holder who sells our Ordinary Shares or ADSs and receives foreign currency in the sale;

•	a holder of our Ordinary Shares or ADSs who holds our Ordinary Shares or ADSs as part of a hedge, straddle or constructive sale or conversion transaction; or,

•	a holder of our Ordinary Shares or ADSs who owns, or is treated as owning under certain attribution rules, 5% or more of the aggregate amount of our Ordinary Shares or ADSs.

This section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes a holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs.  Exchanges of Ordinary Shares for ADSs, and of ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of those Ordinary Shares or ADSs.  Capital gain of a non–corporate U.S. Holder that is recognized in a tax year beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% if the holder has a holding period greater than 12 months. The deductibility of capital losses is subject to limitation. The gain or loss on the sale or other disposition of our Ordinary Shares or ADSs by a U.S. Holder will generally be income or loss from sources within the United States for purposes of computing the foreign tax credit limitation.

Dividends

We do not expect to pay dividends in the foreseeable future.  However, subject to the passive foreign investment company rules discussed below, a U.S. Holder must include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it.  The dividend is taxable to the holder when the holder (in the case of Ordinary Shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively.

Except as described below, dividends paid to a non–corporate U.S. Holder of our Ordinary Shares or ADSs before January 1, 2011 would be “qualifying dividends” to such holder.  Qualifying dividends are taxed at the rates applicable to long–term capital gains (generally at a maximum rate of 15%).  However, dividends will not be qualifying dividends (and will be taxed at ordinary income rates) if (i) the holder fails to hold the Ordinary Shares or ADSs for at least 61 days during the 120 day period beginning 60 days before the ex–dividend date; or (ii) the IRS determines that the USDTA is not a comprehensive income tax treaty that entitles our dividends to qualifying dividend treatment and our Ordinary Shares or ADSs are no longer readily tradable on an established securities market in the United States.

In the case of a corporate U.S. Holder, dividends on Ordinary Shares and ADSs are taxed as ordinary income and will not generally be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non–taxable return of capital to the extent of the holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the USDTA and paid over to Australia will be either deductible from the U.S. Holder's gross income or creditable against the taxpayer’s U.S. federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate.  To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the USDTA, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the U.S. and will generally will be “passive income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Passive Foreign Investment Company Status

Although we believe that we will not be a PFIC for the taxable year ending 2008 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors and can be subject to uncertainties.  Some of the relevant factors are beyond our control, and we cannot assure you that we will not be or have not been a PFIC.  We undertake no obligation to advise holders of our Ordinary Shares or ADSs of our status as a PFIC for any year.

A non–U.S. corporation will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income.  The classification of income as passive or nonpassive can be subject to uncertainties.  Whether or not we will be classified as a PFIC in any taxable year is a factual determination and will depend upon our assets, the market value of our Ordinary Shares, and our activities in each year and is therefore subject to change.

If we are a classified as a PFIC for any taxable year, the so–called “interest charge regime” of Code Section 1291 will apply to any U.S. Holder of Ordinary Shares or ADSs that does not make a mark–to–market or qualifying electing fund election, as described below.  Under the interest charge regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the Ordinary Shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for the Ordinary Shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the Ordinary Shares or ADSs; (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder; and (iii) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

If we are classified as a PFIC for any taxable year and our Ordinary Shares or ADSs are treated as “marketable securities” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the interest charge regime by making a valid “mark–to–market” election with respect to the Ordinary Shares or ADSs.  If a valid mark–to–market election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the Ordinary Shares or ADSs and the holder’s adjusted tax basis in such Ordinary Shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss to the extent of the net amount of income previously included as a result of the mark–to–market election.  A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark–to–market election, and any gain or loss on the disposition of Ordinary Shares or ADSs will generally be ordinary income, or, to the extent of previously included mark–to–market inclusions, ordinary loss.  Each U.S. Holder must make its own mark–to–market election.  Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the Ordinary Shares or ADSs cease to be marketable securities.  Under applicable U.S. Treasury Regulations, marketable securities include stock of a PFIC that is “regularly traded” on a qualified exchange or other market.  Because our Ordinary Shares are traded on the Australian Stock Exchange and our ADSs are listed on the NYSE Amex, we expect our Ordinary Shares and ADSs to be treated as marketable securities and a U.S. Holder should be able to make a mark–to–market election.  However, no assurance that our Ordinary Shares or ADSs are or will be marketable securities can be given.

The interest charge regime would not apply to any U.S. Holder who is eligible for and timely makes a valid “qualifying electing fund” (“QEF”) election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains.  However, a QEF election is valid only if we provide certain annual information to our shareholders.  We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to our Ordinary Shares and ADSs.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.  In general, these rules allocate creditable foreign taxes over the U.S. Holder’s holding period for Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the 15% rate of taxation of dividends received by non–corporate U.S. Holders on shares of qualifying corporations prior to January 1, 2011.  Instead, dividends paid on shares of a PFIC are taxed at the higher rates applicable to items of ordinary income.  If we are a PFIC for any taxable year, U.S. Holders who acquire Ordinary Shares or ADSs from decedents could be denied the step–up in the tax basis for such Ordinary Shares or ADSs that would have been available if were not a PFIC.

If we are a PFIC in a taxable year and own shares in another PFIC (a “lower–tier PFIC”), a U.S. Holder also will be subject to the interest charge regime with respect to its indirect ownership of the lower–tier PFIC.  The mark–to–market election would not be available for any indirect ownership of a lower–tier PFIC.  A QEF election can be made for a lower–tier PFIC, but only if we provide the U.S. Holder with the financial information necessary to make such an election.  We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to lower-tier PFICs.

U.S. Holders who own Ordinary Shares or ADSs during any year in which we are a PFIC must file IRS Form 8621 with their U.S. federal income tax return for each year in which such holder owns Ordinary Shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of Ordinary Shares or ADSs may be subject to information reporting to the IRS and U.S. backup withholding.  Certain exempt recipients, including corporations, are not subject to these information reporting requirements.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and who makes any other required certification.  U.S. persons who are required to establish their exempt status generally must provide to us or our depositary an IRS Form W–9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

Australian Taxation

The following discussion of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, International Tax Agreements Act 1953 (IntTAA) which includes the United States Convention as amended by the United States Protocol (USDTA), public taxation rulings and available case law current as at the date of this Registration Statement (all of which are collectively referred to in this section as “Australian Taxation Laws”). The Australian Taxation Laws and their interpretation are subject to change at any time.

General Principle of Taxation in Australia

This discussion only deals with two items of income that may arise from an investment in the shares or ADSs in us, namely:

•	any capital gain made on a sale of the shares or ADSs; and

•	any dividends which may be paid by the Company with respect to those shares (or ADSs). Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

The discussion is relevant only to shareholders or ADS holders that are not residents of Australia for tax purposes, and are residents of the U.S. for the purposes of the USDTA (“U.S. Equity Holders”).

Capital Gains on Sale of Shares or ADSs

Under Australian law, income tax is typically not payable on the gain made on the disposal of Ordinary Shares or ADSs by U.S. Equity Holders unless the profit is of income in nature and sourced in Australia or the sale is subject to tax on any net capital gains, in each case as broadly summarized below.

When the Profit on Sale is Income in Nature

Where a U.S. Equity Holder:

•	holds its Ordinary Shares or ADSs as trading stock or otherwise on revenue account;

•	carries on a business in Australia through a permanent establishment or fixed base; and

•	holds the Ordinary Shares or ADSs as part of that business,

any profit on the sale of the Ordinary Shares or ADS’s (as the case may be) would be required to be included in the assessable income of the relevant U.S. Equity Holders and taxed accordingly.

When the Sale is Subject to Capital Gains Tax

A U.S. Equity Holder will be required to include in its assessable income in Australia any “net capital gains” that it makes on “indirect Australian real property interests” (“IARPI”). Broadly, IARPI will exist where:

•
the U.S Equity Holder and its associates have a 10% or more direct participation interest in us and owned the shareholding at the time of disposal or throughout a 12 month period beginning no earlier than 24 months before the sale of the shareholding, and ending no later than the date of sale of the shareholding; and

•	at the time of the sale of the shareholding more than 50% of the market value of our assets are attributable to Australian real property (broadly Australian land and interest in Australian land).

Therefore, unless a U.S. Equity Holder and its associates holds a direct participation interest of at least 10% it will not make a taxable capital gain or capital loss for Australian tax purposes with respect to the sale of shares or ADSs, irrespective of the percentage of our assets that constitute Australian real property. Therefore there will be no tax payable on any gain on the sale of the shares or ADSs.

Where a U.S. Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•
at the time of sale less than 50% of the market value of our assets are attributable to Australian real property, that U.S. Equity Holder will not be subject to Australian tax on any gain or loss with respect to the sale of shares or ADSs.

Where a U.S. Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•
at the time of sale more than 50% of the market value of our assets are attributable to Australian real property, that U.S. Equity Holder will be required to calculate its net capital gains for the relevant income year taking into account the capital gain or capital loss made on the sale of the shares or ADSs. The net capital gain is then included in the U.S. Holder’s assessable income in Australia and will be taxed accordingly.

A summary of a method for calculating net capital gains is to:

•	deduct from the capital gains all capital losses;

•	deduct from the capital gain all past unapplied net capital losses; and

•
reduce the remaining capital gain by any applicable capital gains discount. Natural persons and some trusts are entitled to a 50% capital gains discount in circumstances where the shares or ADSs have been sold after being held for in excess of a 12 month period. The 50% capital gains discount is not available to companies.

Dividends

Dividends paid by Samson to U.S. Equity Holders are only subject to the withholding tax provisions of the Australian Taxation Laws.

Australia has an imputation system which allows a company which distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members. This is known as a franking credit. The amount of the franking credit attached to the dividend is at the discretion of the paying company, but cannot exceed the balance of the company’s franking account (broadly the net of any income tax paid less franking credits attached to previous dividends). To the extent that the dividend is franked, the dividend is not subject to withholding tax when paid to U.S. Equity Holders. This means that a fully franked dividend is not subject to any withholding tax.

Any part of a dividend paid to you which is not franked is subject to dividend withholding tax in Australia. The withholding tax rates under the USDTA are as follows:

•	generally 15% of the gross amount of the dividend, however;

•
this is reduced to 5% of the gross amount of the dividend if the U.S. Equity Holder who is beneficially entitled to the dividend is a company which holds at least 10% of the voting power in the company, and

•
this is reduced to nil if the US Equity Holder who is beneficially entitled to the dividends is a company who has held shares (or ADSs) which hold a voting power of at least 80% for at least a 12 month period (subject to certain other conditions).

In the case of a U.S. Equity Holder carrying on business in Australia through a permanent establishment or performing independent personal services through a fixed base in Australia with which the holding of shares (or ADSs) is effectively connected, no withholding tax will apply, instead the dividends form part of the normal assessable income subject to tax in Australia under the USDTA.

A dividend which is unfranked is also exempt from withholding tax to the extent that it consists of certain income from foreign sources (for example dividends from foreign companies in which the shareholder owns at least a 10% interest). It may be possible to pay such dividends to US Equity Holders without the imposition of withholding tax under the Australian “Conduit Foreign Income” rules. Essentially conduit foreign income is foreign income received by a non-Australian resident (you) via an Australian corporate tax entity (us).

In the event we paid a dividend we would provide Equity Holders with notices detailing the extent to which a dividend is franked or unfranked, or represents conduit foreign income, and the deduction, if any, of withholding tax. If a dividend paid is subject to withholding tax, or would be so but for being franked, no further Australian tax is payable on the dividend.

There are also additional exemptions depending on the nature of the shareholder which are designed to ensure that an entity that is otherwise exempt from tax is not subject to withholding tax, e.g., charitable institutions.

LEGAL MATTERS

The validity of the Ordinary Shares will be passed upon by Minter Ellison.

EXPERTS

The consolidated financial statements of Samson Oil & Gas Limited for the year ended June 30, 2008 incorporated by reference herein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing the condition that raises substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Samson Oil & Gas Limited as of June 30, 2007 and for the two year period then ended incorporated by reference herein have been audited by Ernst & Young, independent registered public accounting firm, as set forth on its report thereon, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MHA Petroleum Consultants, Inc. has consented to the incorporation by reference in this Registration Statement of the statement of oil and gas reserves contained in its engineering report for the year ended June 30, 2007.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Indemnification of Officers and Directors

Constitution

Samson’s Constitution provides that, subject to Section 199A of the Corporations Act (discussed below), Samson must, to the extent the person is not otherwise indemnified, indemnify every officer of the Company and its wholly-owned subsidiaries against a liability:

(a)   incurred as officer to a person other than the Company or a related body corporate (including a liability incurred as a result of appointment or nomination of the Company or a subsidiary as a trustee or as an officer of another corporation) unless the liability arises out of conduct involving a lack of good faith or is a liability for a pecuniary penalty order under section 1317G or a compensation order under section 1317H; and

(b)   for costs and expenses incurred in defending civil or criminal proceedings in which judgement is given in favour of that person, or in which that person is acquitted, or in which the grounds for making a court order sought by Australian Securities and Investments Commission or a liquidator are found by the court not to have been established, or in connection with proceedings for relief to that person under the Corporations Act 2001 in which the court grants the relief.

Corporations Act

Section 199A (1) of the Corporations Act provides that a company or a related body corporate must not exempt a person from a liability to the company incurred as an officer of the company. Section 199A(2) of the Corporations Act provides that a company or a related body corporate must not indemnify a person against any of the following liabilities incurred as an officer of the company:

•	a liability owed to the company or a related corporate entity;

•	a liability for a pecuniary penalty order or compensation order under specified provisions of the Corporations Act; or

•	a liability that is owed to someone other than the company or a related corporate entity that did not arise out of conduct in good faith.

Section 199A (2) does not apply to a liability for legal costs.

Section 199A(3) provides that a company or a related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer of the company if the costs are incurred:

•	in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under Section 199A(2);

•	in defending or resisting criminal proceedings in which the person is found guilty;

•
in defending or resisting proceedings brought by the Australian Securities and Investments Commissions (“ASIC”) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (this does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

Section 199B of the Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is or has been an officer of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a willful breach of any duty in relation to the company; or

•	contravention of the officer’s duties under the Corporations Act not to improperly use their position or make improper use of information obtained as an officer.

For the purpose of sections 199A and 199B, an “officer” of a company includes:

•	a director or secretary;

•	a person who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the company;

•	a person who has the capacity to significantly affect the company’s financial standing; and

•	a person in accordance with whose instructions or wishes the directors of the company are accustomed to act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

32,314,460 Ordinary Shares
represented by up to
1,615,723 American Depositary Shares

___________________________________________________________________________________

__________________________, 2009

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers.

See “Limitation of Liability and Indemnification.”

Item 9.  Exhibits.

Exhibit Number	Description
4.1	Constitution of Samson Oil & Gas Limited. (1)
5.1	Opinion of Minter Ellison
23.1	Consent of Ernst & Young LLP
23.2	Consent of Ernst & Young
23.3	Consent of MHA Petroleum Consultants, Inc.
23.4	Consent of Minter Ellison (included in Exhibit 5.1)
24.1	Power of attorney*

_____________________________

*	Previously filed.

(1)	Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on July 13, 2007 and amended on Form 20-F/A.

Item 10.  Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED HOWEVER, that PARAGRAPHS (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

II-1

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakewood, State of Colorado on April 7, 2009.

SAMSON OIL & GAS LIMITED

/s/ Terence M. Barr
Name: Terence M. Barr
Title: Managing Director, Chief Executive
Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-153223 has been signed by the following persons in the capacities indicated on April 7, 2009.

*	/s/ Robyn Lamont
Name: Neil MacLachlan	Name: Robyn Lamont
Director	Principal Accounting and Principal
Financial Officer

/s/ Keith Skipper	/s/ Terence M. Barr
Name: Keith Skipper	Name: Terence M. Barr
Director	Director; Principal Executive Officer and
Authorized U.S. Representative

*
Name: Victor Rudenno
Director

*By	/s/ Terence M. Barr
Terence M. Barr
Pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description
4.1	Constitution of Samson Oil & Gas Limited. (1)
5.1	Opinion of Minter Ellison
23.1	Consent of Ernst & Young LLP
23.2	Consent of Ernst & Young
23.3	Consent of MHA Petroleum Consultants, Inc.
23.4	Consent of Minter Ellison (included in Exhibit 5.1)
24.1	Power of attorney*

_____________________________

*	Previously filed.

(1)	Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on July 13, 2007 and amended on Form 20-F/A.